UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-38851

POWERBRIDGE TECHNOLOGIES CO., LTD.

(Translation of Registrant’s name into English)

9th Floor, Building C2,
Advanced Business Park, 29
Lanwan Lane Hightech District,
Zhuhai, Guangdong 519080, China

Tel: +86-756-339-5666

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS

Execution of a Material Definitive Agreement

On April 20, 2022, Zhuhai Powerbridge Technologies Co., Ltd (“Powerbridge Zhuhai”), a wholly-owned subsidiary of Powerbridge Technologies Co., Ltd. (“Powerbridge” or the “Company”) entered into an equity purchase agreement (the “Agreement”) with the Shenzhen Chenbao Information Service Co., Ltd (“Target Company”) pursuant to which the Company agrees to acquire 5% equity interests (the “Acquired Interests”) of the outstanding equity interests of Target Company.

Pursuant to the Agreement, Powerbridge Zhuhai shall purchase the Acquired Interests for an aggregate purchase price of US$2.35 million, which shall be paid as follows: (i) US$0.47 million in cash; and (ii) 5,756,481 shares of the Company. The closing is subject to the customary closing conditions and terms as stipulated in the Agreement. The Agreement also contains customary representations and warranties, and covenants regarding the parties’ cooperation.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E under the Securities Exchange Act of 1934, as amended (“Exchange Act”), and that are subject to the safe harbor created by those sections. Statements that are not historical are forward-looking and reflect expectations and assumptions. Forward-looking statements are based on our current expectations of future events, and often can be identified in this report and elsewhere by using words such as “expect”, “strive”, “looking ahead”, “outlook”, “guidance”, “forecast”, “goal”, “optimistic”, “anticipate”, “continue”, “plan”, “estimate”, “project”, “believe”, “should”, “could”, “will”, “would”, “possible”, “may”, “likely”, “intend”, “can”, “seek”, “potential”, “pro forma” or the negative thereof and similar expressions or future dates. You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 26, 2022

POWERBRIDGE TECHNOLOGIES CO., LTD.

By:	/s/ Yuxia Xu
Yuxia Xu
Chief Financial Officer

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